UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Andrew Genser
General Counsel
600 Washington Boulevard, Floor 11
Stamford, Connecticut 06901
203-863-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: G2007L204	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on August 15, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,940,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,940,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,940,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on August 15, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on August 15, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on August 15, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 7 of 11 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on August 15, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on August 15, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 9 of 11 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 7 to the Schedule 13D (“Amendment No. 7”) amends certain items of the Schedule 13D filed with the Commission on September 19, 2022, as amended and supplemented by Amendment No. 1 filed with the Commission on November 10, 2022, Amendment No. 2 filed with the Commission on February 27, 2023, Amendment No. 3 filed with the Commission on March 21, 2023, Amendment No. 4 filed with the Commission on April 27, 2023, Amendment No. 5 filed with the Commission on May 16, 2023, and Amendment No. 6 filed with the Commission on June 16, 2023 (collectively, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value $0.002 per share (the “Ordinary Shares”), of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The principal business address of each Reporting Person is 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 20, 2023, the Issuer and certain of its subsidiaries entered into a transaction support agreement (together with the Transaction Term Sheet attached as Exhibit A thereto, the “Transaction Support Agreement”) with the Reporting Persons and certain other noteholders representing more than 75% of the Issuer’s $630 million aggregate principal amount of outstanding Notes (together with the Reporting Persons, the “Consenting Noteholders”) and shareholders representing more than 25% of the Issuer’s outstanding Ordinary Shares.

The Transaction Support Agreement contemplates that, among the transactions and actions proposed thereby (the “Transactions”), the Issuer will conduct an exchange offer (the “Exchange Offer”) pursuant to which it will issue to each current holder of Notes, upon the tender and cancellation of all $630 million aggregate principal amount of outstanding Notes, such holder’s pro rata share of (i) $200 million aggregate principal amount of new senior secured notes due February 2027 (the “New Notes”) and (ii) a number of Ordinary Shares (the “New Shares”) which will represent 92% of the Ordinary Shares outstanding after completion of the Transactions.  Pursuant to, and subject to the terms and conditions of, the Transaction Support Agreement, each Consenting Noteholder has agreed, among other things, to tender its Notes in the Exchange Offer.

The Transaction Support Agreement contemplates that, following the Transactions, the existing holders of the Issuer’s Ordinary Shares (after giving effect to a reverse stock split of the Company’s issued and unissued share capital at a ratio to be agreed) will retain pro rata 8% of the post-Transactions Ordinary Shares outstanding and, as part of the Transactions, will receive three tranches of new warrants (or such other equity or equity-like instruments as may be agreed) (the “New Warrants”) which will provide the opportunity to acquire further Ordinary Shares in the future depending upon the Issuer’s achievement of specified equity valuation hurdles.

The Transaction Support Agreement further contemplates that the Issuer will replace its current board of directors with a new board of directors consisting of seven members, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Issuer’s current board of directors.

The Transaction Support Agreement became effective on September 20, 2023 (the “Support Effective Date”), and will remain effective until the earliest of (i) with respect to any party, the date on which the Transaction Support Agreement is terminated in accordance with its terms with respect to such party, (ii) an outside date of November 15, 2023, which is subject to extension as set forth in the Transaction Support Agreement, and (iii) the date on which the Transactions contemplated by the Transaction Support Agreement have been consummated.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is filed as Exhibit 10 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons previously entered into a Cooperation Agreement, dated March 17, 2023 (as subsequently amended, the “Cooperation Agreement”), with certain other holders of Notes.  Pursuant to a Termination Agreement dated September 20, 2023 (the “Termination Agreement”), the Cooperation Agreement has been terminated effective immediately prior to the effectiveness of the Transaction Support Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, a copy of which is filed as Exhibit 11 to this Schedule 13D and is incorporated by reference herein.

Schedule 13D
CUSIP No.: G2007L204	Page 10 of 11 Pages
Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 7 is incorporated by reference herein.

Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 7, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10 – Transaction Support Agreement, dated September 20, 2023 (incorporated herein by reference to the Transaction Support Agreement attached as Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on September 20, 2023).

Exhibit 11 – Termination Agreement, dated September 20, 2023.

Schedule 13D
CUSIP No.: G2007L204	Page 11 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

September 22, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).